UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 3

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

1. Name and Address of Reporting Person (1)

High River Limited Partnership ("High River")
100 South Bedford Road
Mount Kisco, New York 10549

Riverdale LLC ("Riverdale")
100 South Bedford Road
Mount Kisco, New York 10549

Carl C. Icahn
c/o Icahn Associates Corp.
767 Fifth Avenue, 47th Floor
New York, New York  10153


2. Date of Event Requiring Statement (Month/Day/Year)

August 25, 1999


3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)


4. Issuer Name and Ticker or Trading Symbol

Immulogic Pharmaceutical Corporation
IMUL


5. Relationship of Reporting Person to Issuer (Check all applicable)

(   ) Director
( X ) 10% Owner
(   ) Officer (give title below)
(   ) Other (specify below)


6. If Amendment, Date of Original (Month/Day/Year)


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7. Individual or Joint/Group Filing (Check applicable line)

(    ) Form filed by One Reporting Person
( X  ) Form filed by More than One Reporting Person (1)


Table I -- Non-Derivative Securities Beneficially Owned

1. Title of Security

Common Stock, $.01 par value per share ("Shares")


2. Amount of Securities Beneficially Owned

2,656,000 (1)


3. Ownership Form: Direct (D) or Indirect (I)

High River: D
Riverdale: I
Carl C. Icahn: I


4. Nature of Indirect Beneficial Ownership

See explanation below


Table II -- Derivative Securities Beneficially Owned

1. Title of Derivative Security


2.       Date Exercisable and Expiration Date (Month/Day/Year) Date Exercisable:
         Expiration Date:


3.       Title  and  Amount  of  Underlying   Securities  Underlying  Derivative
         Security Title:
         Amount or Number of Shares:




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4. Conversion or Exercise Price of Derivative Security


5. Ownership Form of Derivative Security: Direct (D) or Indirect (I)


6. Nature of Indirect Beneficial Ownership


Explanation of Responses:

(1) 2,656,000 Shares are owned directly by High River. The general partner of High River is Riverdale. Riverdale is wholly owned by Carl C. Icahn. Riverdale (by virtue of its position as general partner of High River) and Mr. Icahn (by virtue of his control of Riverdale) may be deemed to indirectly beneficially own Shares of which High River is the direct beneficial owner.








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SIGNATURE OF REPORTING PERSONS


HIGH RIVER LIMITED PARTNERSHIP
By: Riverdale LLC, General Partner
By: /s/ Carl C. Icahn
Name: Carl C. Icahn
Title: Sole Member


RIVERDALE LLC
By: /s/ Carl C. Icahn
Name:  Carl C. Icahn
Title: Sole Member


/s/ Carl C. Icahn
CARL C. ICAHN


DATE
September 7, 1999